FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-10306

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 29 August 2014
Exhibit No. 2	Publication of Supplementary Prospectus dated 03 September 2014

Exhibit 1

Notice of Redemption

The Royal Bank of Scotland plc (the "Issuer")

The holders of the EUR500,000,000 Subordinated Step-up Notes due 2016 of the Issuer, issued under its £20,000,000,000 Euro Medium Term Note Programme (ISIN Code: XS0180946906 (the "
Notes") have been notified by the Issuer of the upcoming redemption of the Notes on 28 October 2014. The amount of the Notes currently outstanding is EUR226,551,000.

The Notes are being redeemed pursuant to Condition 5(c) of the Notes (Call Option - Redemption at the Option of the Issuer) at par plus accrued interest to the date of redemption. The Issuer has notified the holders pursuant to the terms of the Notes.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate, London, EC2M 4RB
TEL: +44 20 7672 1759
FAX: +44 20 7672 1801

Exhibit 2

THE ROYAL BANK OF SCOTLAND PLC
(a company incorporated under the laws of Scotland with limited liability under the Companies Act 1948 to 1980, with registered number SC090312)
(the Issuer)

€25 billion Global Covered Bond Programme

Unconditionally and irrevocably guaranteed as to payments of principal and interest by

RBS Covered Bonds Limited Liability Partnership
(a limited liability partnership incorporated in England and Wales with partnership number OC349504)
(the LLP)

€1,500,000,000, 3 per cent. Series 2 Covered Bonds due 8 September 2015
(ISIN: XS0539871763, Common Code: 053987176)
(the Series 2 Covered Bonds)
€2,000,000,000, 3.875 per cent. Series 3 Covered Bonds due 19 October 2020
(ISIN: XS0551478844, Common Code: 055147884)
(the Series 3 Covered Bonds)
€1,000,000,000, 4.125 per cent. Series 4 Covered Bonds due 15 January 2018
(ISIN: XS0577751141, Common Code: 057775114)
(the Series 4 Covered Bonds)
€2,000,000,000, 4 per cent. Series 5 Covered Bonds due 15 March 2016
(ISIN: XS0605124857, Common Code: 060512485)
(the Series 5 Covered Bonds)
€2,000,000,000, 2.5 per cent. Series 6 Covered Bonds due 7 September 2014
(ISIN: XS0673715859, Common Code: 067371585)
(the Series 6 Covered Bonds)
€750,000,000, 3.375 per cent. Series 7 Covered Bonds due 23 November 2016
(ISIN: XS0708768253, Common Code: 070876825)
(the Series 7 Covered Bonds)
£1,000,000,000, 5.125 per cent. Series 8 Covered Bonds due 13 January 2024
(ISIN: XS0731407655, Common Code: 073140765)

(the Series 8 Covered Bonds, and the Series 8 Covered Bonds, together with the Series 2 Covered Bonds, the Series 3 Covered Bonds, the Series 4 Covered Bonds, the Series 5 Covered Bonds, the Series 6 Covered Bonds and the Series 7 Covered Bonds, the Covered Bonds and the holders thereof, the Covered Bondholders)

NOTICE IS HEREBY GIVEN that 72.45 per cent of the holders of the Covered Bonds represented at the meeting of the Covered Bondholders on 5 September 2014 voted in favour of the Extraordinary Resolution (as defined in the notice of meeting dated 21 August 2014) and therefore the Extraordinary Resolution set out in the notice of meeting dated 21 August 2014 and previously notified to Covered Bondholders in accordance with the terms of the trust deed for the programme was not passed.

The Issuer will consider the feedback received from Covered Bondholders over the course of the consent solicitation period and now intends to revert with a revised set of proposals.

For further information:

Greg Case
Debt Investor Relations
250 Bishopsgate
London EC2M 4AA

+44 (0) 207 678 1800
investor.relations@rbs.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30/09/2014

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary